	Lundin Mining Corporation	Lundin Mining AB
	Vancouver office	Stockholm office
	Suite 2101	Hovslagargatan 5
Lundin Mining Corporation	885 West Georgia Street	111 48 Stockholm
	Vancouver B.C. V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
	Tel. +1 604 689 7842	www.lundinmining.com

Lundin Mining Corporation
Interim report
Three Months Ended March 31, 2005 and 2004
May 12, 2005
(Amount in Canadian Dollars unless otherwise stated)

Highlights

  Revenue for the period was $44.2 million. Lundin Mining had no revenue the first quarter of 2004.

  Net Income for the period was $3.6 million compared to a loss of $0.1 for the first quarter of 2004.

  Basic and diluted earnings per share was $0.11 compared to $(0.01) for the first quarter of 2004.

  Cash provided by operating activities was $9.4 million compared to cash used in operating activities of $1.4 million for the same period in 2004.

  Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $18.3 million compared to negative $0.1 million for the first quarter of 2004.

  On January 21, 2005 Lundin Mining made a public offer for the remaining outstanding 26% of the shares of North Atlantic Natural Resources AB ("NAN"). On March 23, 2005 Lundin Mining announced it had acquired 97.6% of the total number of shares and votes in NAN.

  On March 3, 2005 Lundin Mining and ARCON International Resources P.l.c. (ARCON) announced their intention to merge. The combination will create a major European base metal producer. On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and the Merger Offer was declared unconditional. As of May 10, 2005 Lundin Mining held 94% of the issued share capital of ARCON.

  Metal production during the quarter was above expectations and reached 28,675 tonnes of zinc.

  New Stockholm based, experienced management team has been appointed. Karl-Axel Waplan has been appointed President and Chief Executive Officer, Anders Haker, Chief Financial Officer and Kjell Larsson, Vice President of Mining.

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Selected Financial Information
Thousands of CAD
	Three months	Three months	Year ended
	ended	ended	December 31,
	March 31, 2005	March 31, 2004	2004
Revenue	$44,175	-	51,927
Cost of sales, excluding depreciation, depletion and amortization	(20,209)	-	(25,582)
Exploration and project investigation	$(2,392)	(939)	(3,592)
Administration and other income (expenses)	$(3,240)	878	(4,258)
Earnings before, interest, tax and depreciation and amortization (EBITDA)	$18,334	(61)	18,495

Depreciation of fixed assets	$(4,786)	-	(5,546)
Amortization of mining rights	$(6,303)	-	(6,164)
Earnings before tax, interest and other financial items (EBIT)	$7,245	(61)	6,785

Net interest and other financial items	$240	63	952

Earnings before tax and non-controlling interest (EBT)	$7,485	2	7,737

Tax and non-controlling interest	$(3,886)	(142)	(1,539)
Net income (loss) for the period	$3,599	(140)	6,198

Operating Cash Flow	$9,371	(1,352)	15,847
Capital Expenditures	$(2,977)	450	(6,433)

Key Financial Data

	Three months ended	Three months ended	Year ended
	March 31, 2005	March 31, 2004	December 31, 2004

Shareholders' equity/share, CAD*	$6.31	1.63	6.03
Basic earnings/share, CAD	$0.11	(0.01)	0.28
Diluted earnings/share, CAD	$0.11	(0.01)	0.28
Dividends	Nil	Nil	Nil
Basic weighted avarage number of shares outstanding	33,516,053	9,842,240	22,160,451
Diluted weighted avarage number of shares outstanding	33,888,553	10,047,240	22,432,326
Number of shares outstanding at period end	34,802,592	10,368,671	33,419,271

* Shareholders' equity/share is defined as shareholders' equity divided by total number of shares outstanding at period end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS
(Amounts in Canadian Dollars unless otherwise indicated)
THREE MONTHS ENDED MARCH 31, 2005

This Management's discussion and analysis of the financial condition and results of the operations, analyses the three months ended March 31, 2005 as prepared on May 12, 2005.

Recent Events

Acquisition of North Atlantic Natural Resources.

On December 30, 2004 Lundin Mining Corporation ("Lundin Mining" or the "Company") announced that it had acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB ("NAN"), representing approximately 37% of the outstanding shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the outstanding shares and votes of the company. On January 21, 2005 Lundin Mining made a public offer for all outstanding shares in NAN. The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative'') or Swedish Kronor ("SEK") 10.75 per share in NAN (the "Cash alternative").

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On March 23, 2005 the Company announced that shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, had accepted the offer. There were 7,331,595 shares submitted under the Share alternative and 36,259 shares submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the offer, Lundin Mining now holds 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

Merger between Lundin Mining and ARCON International Resources

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached agreement in principle on the terms of a recommended merger of the two companies. On March 18, 2005 the Independent Directors of ARCON and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Directors of ARCON intended to recommend. The terms of the merger offer provided ARCON shareholders with an opportunity to realize cash value in respect of some of their shareholding in ARCON while also retaining an investment in the enlarged group by way of a shareholding in Lundin Mining. The merged companies will create a substantial independent group with significant zinc and lead mining operations in Europe (aggregate annual zinc production of approximately 152,000 metric tonnes of metal in concentrate and annual lead production of approximately 46,000 metric tonnes of metal in concentrate, each based on the year ended December 31, 2004), as well as copper and silver production and a substantial exploration portfolio.

Lundin Mining offered to acquire all of the issued and to be issued ARCON shares on the following basis: For every 100 ARCON Shares USD 36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component"). The cash component represents a value of approximately USD 63.0 million and the share component represents a value of approximately USD 57.3 million (based on a 1.3101 USD/EUR exchange rate). The combined value of the offer is USD 120.3 million. The offer was conditional on an 80 percent minimum acceptance level.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. As of May 10, Lundin Mining held ARCON shares representing approximately 94% of ARCON's current issued share capital.

Other corporate matters

Mr. Kjell Larsson was appointed Vice President of Mining of Lundin Mining Corporation as of March 14, 2005. Mr. Larsson has over 22 years experience in engineering and management in the Swedish and international mining industry and has held senior management positions in Boliden and LKAB, both major Swedish mining companies. Mr. Larsson recently held the position as Consulting Mining Engineer for Inco Limited in Toronto, Canada.

On April 4, 2005 the Company announced that Mr. Anders Haker was appointed Chief Financial Officer of Lundin Mining Corporation. Mr. Haker has a long financial background as well as experience from the mining industry. He has previously held the position as Senior Vice President and Chief Financial Officer within the Boliden group.

On April 15, 2005 Mr. Karl-Axel Waplan was appointed President and Chief Executive Officer of Lundin Mining Corporation. Mr Waplan was previously Executive Vice President, Operations of Lundin Mining. He has held several positions within the mining industry including Vice President of Marketing and Sales for Boliden Limited. Karl-Axel Waplan replaces Mr. Edward F. Posey, who will continue to work with several of Lundin Mining's key exploration projects in Sweden on an advisory basis, as well as with other Canadian Mining companies within "The Lundin Group of Companies".

On April 26, 2005 the Company signed a SEK 180 million credit facility. The purpose of the facility is for general corporate purposes and to refinance debt which was assumed in connection with the ARCON merger.

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Summary of Operations
Lundin Mining Metal Production*

		Three months ended	Three months ended	Year ended
		March 31, 2005	March 31, 2004	December 31, 2004

Zinc (tonnes)	Zinkgruvan	18,311	19,207	61,547
	Storliden	10,364	5,747	22,348
	Total	28,675	24,954	83,895

Copper (tonnes)	Storliden	3,199	2,376	8,254

Lead (tonnes)	Zinkgruvan	11,473	6,995	31,448

Silver (ounces)	Zinkgruvan	505,829	426,117	2,038,291

* Zinkgruvan and Storliden include 100% for 2004 and 2005. This does not, however, represent Lundin Mining's actual ownership. Zinkgruvan was acquired in June 2004 and the ownership of NAN (owner of Storliden) was 74% as of December 31, 2004.

[This space intentionally left blank.]

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Zinkgruvan Mine
	Three months ended		Year ended
(100 PERCENT OF PRODUCTION)	March 31,2005	March 31, 2004	December 31, 2004
Ore milled (tonnes)	225,968	195,991	732,812
Grades per tonne
Zinc (%)	8.8	10.6	9.1
Lead (%)	5.7	4.2	4.9
Silver (g/t)	95	95	99.0
Recoveries
Zinc (%)	92.6	92.9	92.1
Lead (%)	88.9	85.6	87.6
Silver (%)	73.7	72.2	75.4
Production
Zinc (tonnes)	18,311	19,207	61,547
Lead (tonnes)	11,473	6,995	31,448
Silver (oz)	505,829	426,117	2,038,291
Revenue, TCAD	24,205	21,677	90,523
Total Cash Cost USc/pound zinc*	24	28	25**

*     Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits. The cash cost for the first quarter of 2005, considering the present price of silver, is negatively affected by the Silver Wheaton transaction. Zinkgruvan does not receive the present market price of silver for its silver production, see note 3 to the interim financial statements.

**    The cash cost number for Zinkgruvan 2004 has been recalculated. The previously reported number of 23 USc/pound was based on sold volumes of zinc and by-products. The recalculated number is based on volumes produced.

Ownership

The acquisition of the Zinkgruvan mine, located in South Central Sweden, was completed on June 2, 2004 and the Company's income statement reflects Zinkgruvan mine operations from this date.

The Company acquired a 100% interest in the Zinkgruvan mine from Rio Tinto Plc ("Rio Tinto"). The purchase price was USD 100 million in cash plus payments of SEK 39,699,129 for working capital and a USD 1 million non-refundable deposit. The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of $8 per common share for net proceeds of approximately $152 million.

In order to provide relevant information for the investor, production data and revenues are presented at the mine level, including periods prior to the Company owning the mine.

Production

The ore milled during the first quarter 2005 was 15% higher compared to the first quarter of 2004. The main reason for the increase is very stable mining conditions during the first quarter of 2005. The zinc grades were, however, slightly lower for the first quarter 2005 compared to the same period 2004. The lower grades of zinc are expected to be temporary and are expected to increase as mining moves to richer areas later in the year. The lead grades were higher during the quarter compared to the same period 2004.

The financial results of the mine were above expectations for the quarter and are mainly due to increased lead production and higher metal prices compared to the same period 2004. The average quarterly production for the remainder of 2005 is expected to be somewhat lower compared to the first quarter.

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Operational review

The Company has conducted a review of the mining operation with the objective to increase profitability of the mine. Areas of improvement have been identified and actions are planned to secure a stable production of 850,000 tonnes per year within 3 years after which the level of 900,000 tonnes is to be targeted if feasible.

  Actions include;

  Better ore definition by increasing drilling density

  Increased mine development by improved planning and additional equipment

  Alternative mining methods

  Improved metallurgical process with the goal to increase metal recoveries in the mill

The Copper Mineralization

The final study of the copper mineralization close to Burkland mining area determined the mineralization uneconomical at this stage at given assumptions and the Copper Project will be postponed. The reasons are mainly limited tonnes available to be mined per year because of mining sequence related to adjacent zinc mining operations and rock mechanic challenges. Also, a substantially higher CAPEX was estimated than in the preliminary scoping study completed 4 years ago. Access will be easier after the Burkland zinc and lead ore have been mined and drilling below 1,100 meter level on the Copper Mineralization, where it is open at depth has been completed. These items, together with an evaluation of alternatives to the processing of the ore in order to reduce CAPEX will maintain this opportunity for development at some time in the future.

Environmental

Zinkgruvan Mining's external environmental consultants presented in November 2004 a report on the closure costs based on the present EU regulations. This report indicates a final closure cost which is significantly lower than the previous calculations of SEK 65 million. This report has now been presented to the authorities. The authorities have responded asking for additional information and a final decision is not expected until 2006. In order to prolong the environmental permits Zinkgruvan needs to post security with the Swedish authorities which is equal to the estimated closure costs.

As of March 31, 2005 no security has been posted with the authorities but the previously calculated closure costs of SEK 65 million have been fully provided for in the balance sheet.

Exploration at Zinkgruvan

A total of 4,463 meters have been drilled by diamond drilling during the period.

In Mine

Infill drilling has been ongoing in the Burkland area in order to gain more detailed information regarding the ore geometry. In Nygruvan, drilling has been targeted towards the possible continuation of stope 10 above the 450 meter level. A total of 1,647 meters have been drilled and the upper limit of the ore horizon has been detected.

Exploration drifts have been driven in the Cecilia area on the 350 meter level and in the Burkland area on the 965 meter level adding up to a total of 83 meters during the first quarter of 2005.

Inside Immediate Mine Area

In Dalby, a second hole was completed at a depth of 1,349 meters after it had intersected the mine package 2 kilometers north along strike from known mineralization. A total of 438 meters were drilled during the period. The results of this drilling confirm the justification for extensive additional drilling for new ore along the previously unknown extension of the Zinkgruvan mineralized horizon.

Brownfield

In the Vinnern area, situated in the exploration license of Lofallet, drilling has commenced. The drilling is testing geophysical anomalies within the favorable carbonate host rocks know to host Zinkgruvan-type mineralization. Drill holes totaling 536 meters have been drilled to date. Weak mineralisation of pyrrhotite has been found with traces of zinc which explains the IP anomalies used for targeting the drilling.

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Storliden Mine
	Three months ended		Year ended
(100 PERCENT OF PRODUCTION)	March 31, 2005	March 31, 2004	December 31, 2004
Ore milled (tonnes)	91,660	84,210	286,749
Grades per tonne
Copper (%)	3.7	3.1	3.1
Zinc (%)	12.1	7.5	8.4
Recoveries
Copper (%)	92.6	91.0	89.7
Zinc (%)	93.5	91.0	91.0
Production
Copper (tonnes)	3,199	2,376	8,254
Zinc (tonnes)	10,364	5,747	22,348
Revenue, TCAD	$19,849	$12,991	$43,055

Total Cash Cost USc/pound zinc*	9	6	12
* Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN.

In order to provide relevant information for the investor, production data and revenues are presented at the mine level, including periods prior to the Company owning the mine.

Production

The production volumes have increased significantly for the first quarter of 2005 compared to the same quarter of 2004. Ore milled was 9% higher and zinc in concentrate was 80 percent higher compared to the first quarter of 2004. The main reason for the increase is the mining program which primarily was carried out in the central zone during the first quarter of 2005. During 2004 the ore was mainly taken from the eastern and the western zones. The central zone contains significantly higher head grades of zinc and copper. Current plans, however, for mining and treating Storliden ore during the remainder of 2005 call for the processing of 220,000 tonnes of ore. The quarterly average is expected to be lower for the rest of the year compared to the first quarter of 2005.

The results of the mine were above expectations for the quarter and are mainly due to increased production of zinc and copper and higher metal prices compared to the same period 2004.

Exploration at Storliden

Drilling was suspended in January 2005 pending study of previous drill results and interpretation of geology and structures in the general Storliden area.

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EXPLORATION

The Lappvattnet Nickel deposit

This deposit is composed of nickel sulfide mineralization (pentlandite) hosted in ultramafic volcanic rocks and sheared gneiss. It has been traced by previous drilling for a strike length of 600 meters to a depth of 100 meters. Drill results reported in November indicate mineralization extends beyond 100 meters in depth and plunges to the east where it appears to be open for further expansion.

The results of this drilling are considered sufficiently encouraging to justify continued drilling down-dip and along strike of the mineralization to the northeast. Additional new drill sites are currently being designed by NAN's exploration staff. This continuation of the drill program is expected to commence during 2005.

The Copperstone Project

This project consists of three separate copper prospects, A, B and C, where historical reports indicate copper mineralization grading from 1% to 2% copper exists in veins and disseminations in volcanic rocks over an area of approximately 3 square kilometers. Geophysical surveying by NAN has identified a number of drill targets indicative of copper sulphide mineralization.

A drill program consisting of ten scout drill holes was completed during the fourth quarter of 2004 consisting of a total of 1,296 meters of drilling. These holes were designed to test the nature and extent of the source of the geophysical anomalies near existing mineralization and determine if additional drilling is justified.

The results of the drilling program have been positive (see news release issued by NAN on February 11, 2005). The drilling program in the southern area has therefore been intensified and is still ongoing.

The Norrbotten Copper - Gold Project

Lundin Mining holds 98,791 hectares, called the Norrbotten gold/copper project, of highly prospective ground in the Norrbotten mining district of Norrbotten County, northern Sweden. The project is located along the "Kiruna Break", an East-West trending fault system – an important structural feature in the area offset by numerous copper/gold and iron ore deposits

By an agreement formally executed on March 31, 2004, the Company acquired an option on certain gold-copper properties located in the Kiruna mining district of northern Sweden from Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Limited ("Rio"). The properties cover approximately 22,000 hectares and include the copper-gold mineralization found by Anglo-Rio in the Discovery Zone at Rakkurijarvi. A drilling program is ongoing in The Discovery Zone.

In addition to the Rakkurijarvi deposit, the Company has several other targets in the district which are being examined by an ongoing mapping and surveying program designed to define targets for drilling.

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Metal prices and treatment charges

Compared to the first quarter last year, lead and zinc prices have been considerably higher. The reduction in inventory levels of zinc on LME seen during the end of 2004 has continued during 2005 and has caused the price of zinc to rise to a level not seen during the last seven years.

METAL PRICES (LME/LBMA)	Q1	Q1	Change 12 months
(average)	2005	2004	%	2004
Zinc, USD/tonne	1,318	1,071	+23	1,039
Lead, USD/tonne	979	845	+16	882
Silver, USD/oz	6.97	6.68	+4	6.67
Copper, USD/tonne	3,270	2,739	+19	2,935

The treatment charge ("TC"), and refining charge ("RC"), for copper have increased during the first part of 2005. At the same time the TC for zinc has continued downwards based on a deficit of concentrate. The TC for lead has in increased somewhat compared to the end of 2004.

Outlook

The outlook for metal prices in 2005 is in general still positive. The growth in demand, especially from Asia, is expected to continue during 2005 and this is not expected to be met by a similar increase in production. We expect that the zinc price will remain strong during the whole of 2005. In respect of the price of copper and lead we expect them to remain at high levels.

It should be noted that the price of silver for all silver production from Zinkgruvan mine going forward has been fixed by the deal with Silver Wheaton where Zinkgruvan receives USD 3.90 per ounce going forward. The up-front cash payment received in December 2004 has been deferred in the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

Currencies
EXCHANGE RATES	Q1	Q1	Change	12 months
(average)	2005	2004	%	2004
SEK/USD	6.89	7,32	-6	7.32
SEK/CAD	5.65	5,55	+2	5.63
USD/CAD	1.22	1,32	-8	1.30

In January 2005 the Company entered into a hedging program covering USD 18 million at the level USD 1: SEK 6.95. The hedging program represents approximately 25 percent of the annual revenue of Zinkgruvan.

Selected quarterly information

Three months ended	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03	Sep-03	Jun-03
Total revenue ($'000)	44,175	27,434	21,525	2,968	-	-	-	-
Net income (loss) ($'000) (i)	3,599	2,552	3,583	202	(140)	(878)	1,040	78
Net income (loss)
per share, basic and diluted
($) (i) (ii)	0.11	0.08	0.11	0.01	(0.01)	(0.11)	0.13	0.01

(i)    The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for its retroactive effect of the change in accounting policy for exploration expenses.

(ii)   The income (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

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Results of operations Revenue

The increase in total revenues in the first quarter of 2005 over the first quarter of 2004 is due to the acquisition of Zinkgruvan and NAN.

Selling, General and Administrative Costs

The increase in administrative costs in the first quarter of 2005 compared to the first quarter of 2004 is attributed to the increase in corporate activities related to the acquisition of Zinkgruvan and NAN.

General Exploration and project investigation

The increase in exploration expenses in the first quarter of 2005 compared to the first quarter of 2004 is primarily due to the Company's increase in exploration activities due to the acquisition of Zinkgruvan and NAN.

Net income

The increase in net income is due to the increase in production of metals as a result of the acquisition of Zinkgruvan and NAN.

Liquidity and capital resources

Working Capital

At March 31, 2005, the Company had working capital of $140 million compared to working capital of $131 million at December 31, 2004. Cash was $110 million as at March 31, 2005 compared to $105 million as at December 31, 2004. The increase in the working capital is primarily due to the positive cash-flow from operations during the first quarter of 2005.

The Merger with ARCON, during the second quarter, will decrease the Company's working capital but the Management of the Company believes that the working capital after the Merger, together with a positive cash flow from operations, is sufficient to fund the Company's normal operating requirements, and its exploration and development expenditures.

Accounts receivable

The accounts receivable increased to $19 million as at March 31, 2005 from $17 million at December 31, 2004, primarily as a result of increased production and higher metal prices at the Company's operations.

Current liabilities

Current liabilities decreased to $25 million as at March 31, 2005 from $28 million at December 31, 2004 due to lower accounts payables, a situation which is considered to be of a temporary nature taken into consideration the growth of the company.

Long-term liabilities

Long-term liabilities remain on the same level at $160 million as at March 31, 2005 compared to $160 million at December 31, 2004.

Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton. It has also been agreed that the Company should deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. Zinkgruvan is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton USD 1.00 per ounce of silver not delivered.

Pursuant to the acquisition agreement with Rio Tinto, the Company is obliged to pay Rio Tinto a maximum of USD 5 million in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years.

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The Storliden mine was developed and is being operated pursuant to an agreement with Boliden Mineral AB ("Boliden"). NAN is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations (BAO) mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 5 of the consolidated interim financial statements.

Outstanding share data

As at March 31, 2005, the Company had 34,802,592 common shares outstanding and 372,500 share options outstanding under its stock-based incentive plans. As at the same date, the Company had no share purchase warrants outstanding. An additional 5,600,117 shares approximately are expected to be issued pursuant to the Merger between Lundin Mining and ARCON.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set above.

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Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS
	(Unaudited)	(Unaudited)	(Audited)
	As at March 31,	As at March 31,	As at December 31,
Thousands of Canadian dollars	2005	2004	2004
ASSETS
Current assets
Cash	$109,997	$8,042	$104,977
Accounts receivable	18,788	196	20,599
Loan receivable from NAN	-	454	-
Investment in Silver Wheaton (note 3)	27,584	-	27,584
Inventories	8,129	-	5,577
Prepaid expenses	905	29	770
	165,402	8,721	159,507
Fixed assets
Long term receivables	705	-	706
Investment in NAN	-	9,267	-
Properties, plant and equipment	230,508	237	226,695
Future income tax assets	5,390	-	6,629
Deferred financing costs	2,801	257	2,697
	239,403	9,761	236,727
	$404,806	$18,482	$396,234

LIABILITIES
Current liabilities
Accounts payable	$6,296	$1,035	$11,488
Accrued expenses	8,473	-	7,907
Other accrued liabilities	5,022	467	1,510
Due to related parties	62	-	10
Income taxes payable	-	-	3,658
Current portion of deferred revenue	4,767	-	3,503
	24,620	1,502	28,076
Provisions
Deferred revenue	82,046	-	84,077
Provisions for pension	15,558	-	16,148
Other provisions	12,855	-	13,488
Future income tax liabilities	49,344	1,107	45,995
	159,803	1,107	159,708
NON-CONTROLLING INTEREST	594	-	6,991
SHAREHOLDERS' EQUITY
Share capital (note 4)	224,550	27,323	206,220
Contributed surplus	1,035	740	1,035
Deficit	(2,106)	(12,043)	(5,705)
Cumulative translation adjustments	(3,690)	(147)	(91)
	219,789	15,873	201,459
	$404,806	$18,482	$396,234

Subsequent event (Note 7)

Approved by the Board:

(signed) "Lukas H. Lundin"	(signed) "William A. Rand"
Lukas H. Lundin	William A. Rand

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Twelve months
Thousands of Canadian dollars	ended March 31,	ended March 31,	ended Dec 31,
(except per share amounts)	2005	2004 (restated)	2004

Revenue	$44,175	$-	$51,927
Cost of sales	(31,298)	-	(37,292)
Gross margin	12,877	-	14,635
Expenses
General exploration and project investigation	(2,392)	(939)	(3,592)
Administration	(2,035)	(156)	(3,660)
Stock based compensation	-	-	(588)
Wages and benefits	(1,415)	(67)	(2,698)
	(5,841)	(1,162)	(10,538)
Other income (expenses)
Management fees	-	20	78
Interest income	495	52	536
Other income	310	-	189
Other expenses	(100)	(14)	(176)
Interest and bank charges	(6)	(9)	(109)
Foreign exchange gains (losses)	(249)	20	525
	449	69	1,043
Income (loss) before undernoted	7,485	(1,093)	5,140
Gain on sale of investment in NAN	-	-	873
Equity in income of NAN	-	1,095	1,724
Income (loss) before income taxes	7,485	2	7,737
Future income taxes	(3,112)	(142)	(1,539)
Non-controlling interest	(774)	-	-
Net income for the period	$3,599	$(140)	$6,198

Deficit beginning of period	(5,705)	(11,262)	(11,262)
Net income	3,599	(140)	6,198
Cumulative effect of change in accounting policy	-	(641)	(641)
Deficit end of period	$(2,106)	$(12,043)	$(5,705)

Basic earnings per share	$0.11	$(0.01)	$0.28

Diluted earnings per share	$0.11	$(0.01)	$0.28

Basic weighted average number of shares outstanding	33,516,053	9,842,240	22,160,451
Diluted weighted average number of shares outstanding	33,888,553	10,047,240	22,432,326

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Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

				Cumulative
		Contributed		translation
Thousands of Canadian dollars	Share capital	surplus	Deficit	adjustments	Total

As at December 31, 2003	27,017	212	(11,262)	115	16,082

Cumulative effect of changes in accounting policy	–	641	(641)	–	–

Exercise of stock options and warrants	2,434	–	–	–	2,434

Transfer of contribute surplus on exercise of stock options	406	(353)	–	–	–

Stock-based compensation	–	588	–	–	588

New share issues	176,363	–	–	–	176,363

Translation adjustments for the period	–	–	–	(206)	(206)

Net income for the period	–	–	6,198	–	6,198

As at December 31, 2004	206,220	1,035	(5,705)	(91)	201,459

New shares issues (Note 4)	18,330				18,330

Translation adjustment for the period				(3,599)	(3,599)

Net income for the period			3,599		3,599

As at March 31, 2005	$ 224,550	$ 1,035	$ (2,106)	$ (3,690)	$ 219,789

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	(Unaudited)		(Unaudited)		(Audited)
	Three months		Three months		Twelve months
ended March 31,			ended March 31,		ended Dec 31,
Thousands of Canadian dollars	2005		2004 (restated)		2004
Cash flow from operating activities
Net income for the year	$3,599		$(140)		$6,198
Add (deduct) non-cash items
Amortization of deferred revenue	(753)		-		(558)
Depreciation and amortization	11,089		-		11,711
Stock based compensation	-		-		588
Gain on sale of investment in NAN	-		-		(873)
Equity in income of NAN	-		(1,095)		(1,724)
Future income taxes	3,112		142		19
Provisions for pensions and other	(1,223)		-		(306)
Unrealized foreign currency (gains)/losses	(3,014)		-		(1,047)
Net changes in non-cash working capital items
Accounts receivables and other current assets	(873)		(89)		1,706
Accounts payable and other current liabilities	(2,567)		(170)		133
Total cash-flow from (for) operating activities	9,370		(1,352)		15,847
Cash flow from financing activities
Common shares issued	18,330		193		154,133
Deferred revenue	(1,278)		-		60,589
Financing costs	(104)		-		(2,809)
Due to related parties	-		(545)		(1,008)
Loans payable	-		-		-
Total cash-flow from (for) financing activities	16,948		(352)		210,905
Cash flow from investing activities
Acquisition of subsidiaries	(18,323)		-		(126,589)
Deferred acquisition costs	-		(257)
Mining properties and related expenditures	(2,977)		450		(6,433)
Proceeds from loan receivable	2		455		-
Repayment of loan receivable from NAN					925
Proceeds from sale of shares in NAN			-		1,224
Total cash-flow from (for) investing activities	(21,298)		648		(130,873)
Increase/(decrease) in cash	5,020		(1,056)		95,879
Cash, beginning of period	104,977		9,098		9,098
Cash, end of period	$109,997		$8,042		$104,977

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Investments in Silver Wheaton received as
proceeds from deferred revenue	-		-		27,584
Common shares issued for acquisition of NAN	18,330		-		22,639
Common shares issued for mineral property acquisition	-		-		655
Common shares issued for acquisition expenses	-		-		1,370
	18,330	-	-	-	52,248
OTHER SUPPLEMENTARY INFORMATION
Interest paid	-		-		109

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005 (Unaudited)

1.     Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2004.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2004 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management necessary for a fair presentation of the respective interim periods presented.

The acquisition of Zinkgruvan mine was completed on June 2, 2004 and the Company's statement of operations reflects Zinkgruvan operations from this date.

2.     Acquisitions

(a)    Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 percent interest in North Mining Svenska AB ("NMS") and a 100 percent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine. The purchase price for NMS and ZM was USD 100 million in cash plus payments of Swedish krona 39,699,129 for working capital and a USD 1 million non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of USD 5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the first quarter 2005 resulted in an additional payment of USD 0.4 million (US$ 0.7 million for the period 2 June-31 March, 2005). This amount is also included in the purchase price described below.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of $8 per common share for net proceeds of approximately $152 million.

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The acquisition has been accounted for using the purchase method. The current estimate of fair values of the net assets acquired was as follows:

Purchase price:
Cash paid	$144,848,291
Acquisition expenses paid by issue of shares	1,370,400
Acquisition expenses paid in cash	2,703,351
$148,922,042
Net assets acquired:
Cash	$14,289,071
Other working capital, net	2,470,706
Mining properties	175,236,088
Property, plant and equipment	21,546,761
Future income tax assets	3,607,213
Other long-term receivables	709,237
Future income tax liabilities	(39,569,022)
Provisions for pensions	(15,919,768)
Other provisions	(13,448,244)
$148,442,291

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

(b)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden's 11,537,000 shares in NAN, representing 36.9% of the shares and votes. The consideration for all of Boliden's NAN shares amounted to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining's shares of $10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares was $22,638,720.

Prior to the acquisition of Boliden's NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules has been made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, have accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining as per March 31, 2005 held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes.

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The additional acquisition of 36.9% from Boliden AB and 23.6% from the Offer to the remaining shareholders has been accounted for using the purchase method. The current estimate of the fair values of the net assets acquired are as follows:

Purchase price:
Consideration paid with new shares	$40,967,723
Acquisition expenses paid in cash	584,685
$41,552,408
Net assets acquired:
Cash	$10,242,000
Other working capital, net	5,320,000
Mining properties	67,459,165
Property, plant and equipment	155,000
Future income tax liabilities	(14,551,610)
Other provisions	(394,000)
$68,230,555
Less:
Non-controlling interest	$(1,364,611)
Carrying value of prior investment in NAN	(25,313,536)
$41,552,408

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

3. Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton in consideration for an upfront cash payment of USD 50 million (CAD 60,589,000) and 30 million Silver Wheaton shares (6 million shares post-consolidation) and 30 million whole share purchase warrants with an aggregate fair value of CAD 27,584,000, plus a per ounce payment at a price equal to the lesser of (a) USD 3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Five warrants plus CAD 4.00 entitles the Company to purchase one Silver Wheaton common share up to and including August 5, 2009.

Lundin Mining has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it will pay to Silver Wheaton USD 1.00 per ounce of silver not delivered.

At March 31, 2005 the quoted market value of the investment in Silver Wheaton aggregated to CAD 37.9 million.

4. Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding
	Number of	Amount
	shares	(CAD'000)
Balance, December 31, 2004	33,419,271	206,220
Shares issued to acquire shares in NAN	1,383,321	18,330
Balance, March 31, 2005	34,802,592	224,550

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(b)    Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

	Number of	Weighted-Average
Options	Shares	Exercise Price
Outstanding at December 31, 2004	372,500	$6.41
Granted in 2005	Nil	Nil
Exercised in 2005	Nil	Nil
Outstanding at March 31, 2005	372,500	$6.41

As at March 31, 2005, 205,000 options outstanding expire on December 4, 2005 and 167,500 expire on July 8, 2006.

(c)     There were no share purchase warrants outstanding at March 31, 2005.

5. Other related party transactions

During the three months ended March 31, 2005, and March 31, 2004 charges from a company owned by the Chairman of the Company for management and administrative services were CAD 50,000 and CAD 48,000 respectively.

6. Segmented Information

The Company is currently engaged in one operating segment, the acquisition, exploration and development of mineral properties, primarily in Sweden. Geographic segmented information is as follows:

	Three months ended
In thousands of	March 31,	March 31,
Canadian dollars	2005	2004
Revenues
Sweden	44,175	-
	44,175	-

7. Subsequent event

Merger between Lundin Mining and ARCON International Resources

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached agreement in principle on the terms of a recommended merger of the two companies. On March 18, 2005 the Independent Directors of ARCON and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Directors of ARCON intended to recommend. The terms of the merger offer provided ARCON shareholders with an opportunity to realize cash value in respect of some of their shareholding in ARCON while also retaining an investment in the enlarged group by way of a shareholding in Lundin Mining. The merged companies will create a substantial independent group with significant zinc and lead mining operations in Europe (aggregate annual zinc production of approximately 152,000 metric tonnes of metal in concentrate and annual lead production of approximately 46,000 metric tonnes of metal in concentrate, each based on the year ended December 31, 2004), as well as copper and silver production and a substantial exploration portfolio.

Lundin Mining offered to acquire all of the issued and to be issued ARCON shares on the following basis: For every 100 ARCON Shares USD 36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component"). The cash component represents a value of approximately USD 63.0 million and the share component represents a value of approximately USD 57.3 million (based on a 1.3101 USD/EUR exchange rate). The combined value of the offer is USD 120.3 million. The offer was conditional on an 80 percent minimum acceptance level.

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On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. As of April 26, 2005 Lundin Mining held 159,354,205 ARCON shares representing approximately 92% of ARCON's current issued share capital.

AGM

Lundin Mining's Annual General Meeting is scheduled for 25 May, 2005 in Vancouver, Canada.

Dividend

At the AGM, Lundin Mining's Board of Directors intends to confirm its decision that no dividend be paid for 2004.

Annual Report

Lundin Mining's annual report will be distributed to shareholders by mail in May, 2005, and will be available at the Lundin Mining office in Stockholm from May, 2005.

Next report

The three months interim report for the second quarter 2005 will be published on August 12, 2005.

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SUPPLEMENTARY INFORMATION

1.     LIST OF DIRECTORS AND OFFICERS AT MARCH 31, 2005:

(a)    Directors:

Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Karl-Axel Waplan
Lukas H. Lundin
Pierre Besuchet
William A. Rand

(b)   Officers:

Lukas H. Lundin, Chairman
Karl-Axel Waplan, President and Chief Executive Officer
Anders Haker, Chief Financial Officer
Kjell Larsson, Vice President of Mining
Jean R. Florendo, Corporate Secretary

2.     FINANCIAL INFORMATION

The report for the second quarter 2005 will be published on August 12, 2005.

3.     OTHER INFORMATION

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com

The corporate number of the Company is 306723-8.

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